UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Provide Commerce, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74373W103 (CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 74373W103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Arthur B. Laffer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization. United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  5.    Sole Voting Power

                263,036 shares (1)

  6.    Shared Voting Power

                3,908,657 shares (2) includes Laffer Associates

  7.    Sole Dispositive Power

                263,036 shares (1)

  8.    Shared Dispositive Power

                3,908,657 shares (2) includes Laffer Associates

9.	Aggregate Amount Beneficially Owned by Each Reporting Person. 4,171,693 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 33.1% (3)
12.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 74373W103

(1)	Represents ownership of 117,228 shares of the common stock of Provide Commerce, Inc. (“Provide Commerce”) and warrants and options to purchase 145,808 shares of Provide Commerce common stock exercisable within 60 days of December 31, 2004.

(2)	Represents ownership of 3,595,983 shares of Provide Commerce common stock and warrants to purchase 312,674 shares of Provide Commerce common stock exercisable within 60 days of December 31, 2004, which the reporting person may be deemed to beneficially own due to the relationships described in Item 4. Neither the filing of this statement nor any of its contents will be deemed to constitute an admission by the reporting person that the reporting person is the beneficial owner of any of the shares of Provide Commerce common stock referred to herein for purposes of Section 13(d) and (g) of the Securities Exchange Act of 1934, as amended (“Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

(3)	The calculation of the foregoing percentage is based on 12,151,581 shares of Provide Commerce common stock reported to be outstanding as of December 31, 2004 on the Form 10-Q filed with the SEC for the quarter ended December 31, 2004, plus 458,482 shares of the Provide Commerce common stock issuable pursuant to the exercise of options and warrants exercisable within 60 days of December 31, 2004 which could be deemed to be beneficially owned by the reporting person.

Item 1	(a).	Name of Issuer: Provide Commerce, Inc.

	(b).	Address of Issuer’s Principal Executive Offices: 5005 Wateridge Vista Drive, San Diego, California 92121.

Item 2	(a).	Name of Person Filing: Arthur B. Laffer.

	(b).	Address of Principal Business Office or, if none, Residence: 5405 Morehouse Drive, Suite 340, San Diego, CA 92121.

	(c).	Citizenship: United States.

	(d).	Title of Class of Securities: Common Stock, par value $0.001

	(e).	CUSIP Number: 74373W103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership.

	(a)	Amount Beneficially Owned:

The filing of this statement should not be construed as an admission by the reporting person that such person is, for purposes of Section 13(d) or Section 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement, other than the securities set forth opposite such person’s name in Item 4(c)(i) below.

The reporting person is the chairman of Laffer Associates, the holder of record of 3,291 shares of Provide Commerce common stock. By virtue of this relationship, the reporting person may be deemed to beneficially own the shares of Provide Commerce common stock held of record by Laffer Associates.

The reporting person is a member of the board of directors of Jovian Holdings, Inc. (“Jovian”), which is the investment advisory and decision making entity for Provide Commerce stockholders, Jovian Holdings, LLC f/k/a JPS International, LLC, Internet Floral Concepts, L.P. and Jared Schutz Polis and the shares of Provide Commerce common stock held by each. The reporting person receives an annual cash retainer from Jovian and may receive annual and one-time incentive payments associated with the performance of Jovian’s portfolio, including such shares of Provide Commerce. By virtue of this contractual relationship with Jovian, the reporting person may be deemed to beneficially own the shares of Provide Commerce common stock held of record by each of Jovian Holdings, LLC f/k/a JPS International, LLC, Internet Floral Concepts, L.P. and Jared Schutz Polis, as well as the shares of Provide Commerce common stock held of record directly by himself.

As of December 31, 2004, (i) Internet Floral Concepts, L.P. was the holder of record of 60,946 shares of Provide Commerce common stock, (ii) Jovian Holdings, LLC f/k/a JPS International, LLC was the holder of record of 3,447,205 shares of Provide Commerce common stock, (iii) Jared Schutz Polis was the holder of record of 84,541 shares of Provide Commerce common stock and warrants to purchase 312,674 shares of Provide Commerce common stock and (iv) the reporting person was the holder of record of 117,228 shares of Provide Commerce common stock, warrants to purchase 62,534 shares of Provide Commerce common stock and options to purchase 83,274 shares of Provide Commerce common stock, exercisable within 60 days of December 31, 2004.

The reporting person expressly disclaims beneficial ownership of any shares of Provide Commerce common stock which could be deemed to be beneficially owned by him except with respect to shares which he holds of record.

	(b)	Percent of Class: 33.1%

The foregoing percentage is calculated based on 12,151,581 shares of Provide Commerce common stock reported to be outstanding as of December 31, 2004 on the Form 10-Q filed with the SEC for the quarter ended December 31, 2004.

	(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 263,036 shares

(ii) shared power to vote or to direct the vote: 3,908,657 shares

(iii) sole power to dispose or direct the disposition of: 263,036 shares

(iv) shared power to dispose or direct the disposition of: 3,908,657 shares

Item 5.		Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.		Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.		Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.		Identification and Classification of Members of the Group.

Not Applicable.

Item 9.		Notice of Dissolution of Group.

Not Applicable.

Item 10.		Certification.

Not Applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2005.

By:	*
Arthur B. Laffer

By:	/s/ William Strauss
William Strauss, Attorney in Fact

*Pursuant to a Power of Attorney on file with the Commission, which Power of Attorney is incorporated herein by reference.